SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Select Comfort Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

81616X 10 3

(CUSIP Number)

Bruce A. Backberg
Senior Vice President
The St. Paul Companies, Inc.
385 Washington Street
St. Paul, Minnesota 55102
(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The St. Paul Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,385,622 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,423,522 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,423,522 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) HC, IC and CO

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,385,486 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,423,386 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,423,386 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IC and CO

This Amendment No. 9 to Schedule 13D hereby amends and supplements a Schedule 13D dated March 17, 2000 (the “Original Statement”), as amended by Amendment No. 1 dated May 19, 2000 (“Amendment No. 1”), Amendment No. 2 dated September 8, 2000 (“Amendment No. 2”), Amendment No. 3 dated November 15, 2000 (“Amendment No. 3”), Amendment No. 4 dated May 1, 2001 (“Amendment No. 4”), Amendment No. 5 dated June 6, 2001 (“Amendment No. 5”), Amendment No. 6 dated June 20, 2002 (“Amendment No. 6”), Amendment No. 7 dated May 8, 2003 (“Amendment No. 7”) and Amendment No. 8 dated May 23, 2003 (“Amendment No. 8”) filed by and on behalf of The St. Paul Companies, Inc. (“The St. Paul”) and St. Paul Fire and Marine Insurance Company (“F&M”) with respect to the common stock, par value $.01 per share (the “Common Stock”) of Select Comfort Corporation, a Minnesota corporation (“Select Comfort”).  The St. Paul and F&M are sometimes collectively referred to herein as the “Reporting Persons.”

This Amendment No. 9 is being filed to correct an error in Items 4, 5(c) and 6 of Amendment Nos. 7 and 8 regarding the aggregate proceeds from the exercise of an over-allotment option granted to the Underwriters named in Schedule A to the Underwriting Agreement dated as of May 8, 2003 among the Underwriters, Select Comfort and certain shareholders of Select Comfort named in Schedule B to such Underwriting Agreement.  Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8.  All terms used, but not defined, in this Amendment No. 9 are as defined in the Original Statement.

Item 4.	Purpose of Transaction

The information set forth under the second paragraph appearing under the caption “The Reporting Persons hereby add the following disclosure to this Item 4” of Item 4 of Amendment No. 7 is deleted in its entirety and the following information, which amends and supplements Item 4 is inserted in lieu thereof:

In connection with the Registration Statement, the St. Paul Selling Shareholders entered into an Underwriting Agreement (“Underwriting Agreement”) dated as of May 8, 2003 among Select Comfort, the several Underwriters named in Schedule A to the Underwriting Agreement (the “Underwriters”), and certain shareholders of Select Comfort named in Schedule B to the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share (reflecting a $13.00 per share public offering price net of an underwriting discount), including 927,000 shares that the Underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.87, and will result in an additional $11,388,195.00 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

The information set forth under the first paragraph appearing under the caption “The Reporting Persons hereby add the following disclosure to this Item 4” of Item 4 of Amendment No. 8 is deleted in its entirety and the following information, which amends and supplements Item 4 is inserted in lieu thereof:

On May 23, 2003, St. Paul Venture Capital IV, LLC (“SPVC IV”), St. Paul Venture Capital V, LLC (“SPVC V”), St. Paul Venture Capital VI, LLC (“SPVC VI”), St. Paul Venture Capital Affiliates Fund I, LLC (“SPVC Affiliates”) and F&M (collectively, the “St. Paul Selling Shareholders”) completed the sale of 927,000 shares of Select Comfort’s Common Stock pursuant to the exercise of an over-allotment option granted to the Underwriters (“Underwriters”) named in Schedule A to the Underwriting Agreement (“Underwriting Agreement”) dated as of May 8, 2003 among the Underwriters, Select Comfort and certain shareholders of Select Comfort named in Schedule B to the Underwriting Agreement.  Exercise of the over-allotment option resulted in aggregate proceeds of $11,388,195.00 to the St. Paul Selling Shareholders, in addition to proceeds of $69,019,365.87 already received upon the closing, on May 14, 2003, of the sale of 6,545,182 shares of Common Stock pursuant to the Underwriting Agreement.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5(c) of Amendment No. 7 is deleted in its entirety and the following information, which amends and supplements Item 5(c) is inserted in lieu thereof:

(c)           The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share (reflecting a $13.00 per share public offering price net of an underwriting discount), including 927,000 shares that the Underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.87, and will result in an additional $11,388,195.00 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

The information set forth in Item 5(c) of Amendment No. 8 is deleted in its entirety and the following information, which amends and supplements Item 5(c) is inserted in lieu thereof:

(c)           The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders sold to the Underwriters 927,000 shares of Common Stock at a price of $12.285 per share (reflecting a $13.00 per share public offering price net of an underwriting discount) pursuant to the Underwriters’ exercise of the over-allotment option.  The transaction closed on May 23, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $11,388,195.00.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 to Amendment No. 7 to the Schedule 13D, and incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under the first paragraph appearing under the caption “The Reporting Persons hereby add the following disclosure to this Item 6” of Item 6 of Amendment No. 7 is deleted in its entirety and the following information, which amends and supplements Item 6 is inserted in lieu thereof:

The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders will sell to the Underwriters 6,545,182 shares of Common Stock at a price of $12.285 per share (reflecting a $13.00 per share public offering price net of an underwriting discount), including 927,000 shares that the Underwriters have the option to purchase to cover over-allotments.  The transaction closed on May 14, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $69,019,365.87, and will result in an additional $11,388,195.00 if the Underwriters exercise the over-allotment option in full.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

The information set forth under the first paragraph appearing under the caption “The Reporting Persons hereby add the following disclosure to this Item 6” of Item 6 of Amendment No. 8 is deleted in its entirety and the following information, which amends and supplements Item 6 is inserted in lieu thereof:

The St. Paul Selling Shareholders entered into the Underwriting Agreement, whereby the St. Paul Selling Shareholders sold to the Underwriters 927,000 shares of Common Stock at a price of $12.285 per share (reflecting a $13.00 per share public offering price net of an underwriting discount) pursuant to the Underwriters’ exercise of the over-allotment option.  The transaction closed on May 23, 2003.  The transaction resulted in aggregate proceeds to the St. Paul Selling Shareholders of $11,388,195.00.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 10.1 to Amendment No. 7 to the Schedule 13D, and incorporated herein by reference.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2003
Date

THE ST. PAUL COMPANIES, INC.
/s/ Bruce A. Backberg
Signature
Bruce A. Backberg/Senior Vice President
Name/Title

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
/s/ Bruce A. Backberg
Signature
Bruce A. Backberg/Senior Vice President
Name/Title